SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                               FOR July 4, 2005

                                ALLIED DOMECQ PLC
             (Exact name of Registrant as specified in its Charter)

                                ALLIED DOMECQ PLC
                 (Translation of Registrant's name into English)



                                  The Pavilions
                                 Bridgwater Road
                                 Bedminster Down
                                Bristol BS13 8AR
                                     England
              (Address of Registrant's principal executive offices)



        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F x    Form 40-F
                           ------------   ----------


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                              Yes            No x
                            --------      ----------


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____



                                  Exhibit Index



Exhibit No.                 Description

Exhibit No. 1               Result: Court Meeting and EGM announcement dated
                            4th July 2005








Not for release, publication or distribution, in whole or in part, in or into or from Australia, Canada or Japan


                                                                     4 July 2005



          ALLIED DOMECQ PLC - RECOMMENDED OFFER BY PERNOD RICARD S.A.

                              SHAREHOLDER APPROVAL


Allied Domecq PLC ("Allied Domecq") announces that, at a Court Meeting and an Extraordinary General Meeting of Allied Domecq shareholders held earlier today to approve the recommended acquisition (the "Acquisition") of Allied Domecq by Pernod Ricard S.A. ("Pernod Ricard") to be effected by way of Scheme of Arrangement (the "Scheme"), all the resolutions proposed received the support of shareholders.


At the Court Meeting, a majority in number of Allied Domecq shareholders who voted (either by person or by proxy), representing over 75% by value of the votes cast, voted in favour of the resolution to approve the Scheme. The resolution was accordingly passed. At the Extraordinary General Meeting, the resolution to approve the Scheme and provide for its implementation was also passed by the requisite majority.


The votes cast for each resolution were as follows:


COURT MEETING


Resolution to approve the Scheme:


FOR     99.80%                            AGAINST    0.20%


EXTRAORDINARY GENERAL MEETING


Special Resolution to approve the Scheme and provide for its implementation:


FOR     99.83%                            AGAINST    0.17%


Completion of the Acquisition remains subject to the satisfaction or, if permitted, waiver of the conditions to the Acquisition as set out in the Scheme document dated 25 May 2005 and sent to Allied Domecq shareholders, including, inter alia, the approval of anti-trust authorities in Canada and the sanction of the Scheme by the High Court. It is expected that the Scheme will become effective on 26 July 2005.


Copies of the resolutions passed at the Allied Domecq Court Meeting and EGM, have been submitted to the Financial Services Authority ("FSA") and will shortly be available for inspection by the public at the FSA's Document Viewing Facility which is situated at: Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS (tel. +44 (0)20 7676 1000) during normal business hours on any weekday (except public holidays).


Terms used in this announcement shall have the same meanings as set out in the Scheme document dated 25 May 2005.


ENDS


For further information:

Media enquiries:
Stephen Whitehead, Director of Group Corporate Affairs  Tel: +44(0) 20 7009 3927
                                                        Mob: +44(0) 7880 783 532

Cardew Group
Anthony Cardew                                          Tel: +44(0) 20 7930 0777
                                                        Mob: +44(0) 7770 720 389

Investor enquiries:

Peter Durman, Director of Investor Relations            Tel: +44(0) 117 978 5753
                                                        Mob: +44(0) 7771 974 817


Photography:

Original media photography available at www.newscast.co.uk



SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

04 July 2005
                                      ALLIED DOMECQ PLC


                                      By:      /s/  Charles Brown
                                      ---------------------------
                                      --------------------------
                                      Name:  Charles Brown
                                      Title: Director, Corporate Secretariat
                                             Deputy Company Secretary